Exhibit 99.2

REPORT OF THE SUPERVISORY BOARD

Dear Shareholders,

The business year 2021 was characterized by many structural challenges. This was mainly due to the Covid 19 pandemic and the resulting supply chain problems, the availability of electronic components and, not least, the global travel restrictions.

Nevertheless, there were some milestones at VIA optronics that should not go unmentioned.

In May 2021, we acquired Germaneers GmbH, a high-tech engineering company focusing on system integration and user interfaces in the automotive industry. Germaneers deliver solutions for a number of well-known automotive companies (OEM) and high-end original equipment manufacturers (Tier 1).

In June 2021, our Group entered into a strategic partnership with SigmaSense LLC in the US, a global leader in touch sensor technology. As part of the strategic partnership, VIA invested in SigmaSense LLC and has expanded the joint collaboration to develop new touch sensor solutions for automotive applications, industrial displays and consumer electronics.

In September 2021, we established a new company in the Philippines, VIA optronics (Philippines), Inc ("VIA Philippines"), to provide both custom and platform camera solutions in the future. VIA Philippines was formed to facilitate the integration of a camera design and development team that was previously part of Integrated Micro-Electronics. Inc ("IMI"). Under a service and support agreement, IMI had already provided development support services to VIA optronics GmbH since January 2019. Since January 2022, the 20-person camera design and development team has been directly employed by VIA Philippines and thus directly part of our Group.

We are also pleased to announce that we have received IATF 16949 certification for automotive quality board systems for the headquarter in Nuremberg and manufacturing facility in fiscal year 2021. This certification underlines VIA's ability to serve the automotive market and enables us to offer products and solutions to an even greater number of automotive and industrial customers globally.

In addition, our first VIA optronics AG Annual General Meeting was held in fiscal year 2021. However, due to the Covid pandemic, in virtual form.

Monitoring and advising the Executive Board

In the reporting year 2021, the Supervisory Board diligently performed the duties assigned to it by law, the Articles of Association and the Rules of Procedure, regularly advised the Executive Board with regard to the management of the business of VIA optronics AG and monitored and supervised the Executive Board's conduct of business. In doing so, the Supervisory Board was in regular contact with the Executive Board to discuss material issues in connection with the business strategy and to analyze and assess the current situation of the Company.

The Supervisory Board also reviewed risk management and compliance and concluded that VIA optronics has developed well. We will continue to professionalize the risk management system and compliance with external support. The Executive Board and the Supervisory Board consulted with regards to the business strategy of VIA optronics AG and regularly discussed the status of implementation and any necessary adjustments to this strategy. The Supervisory Board was involved at an early stage in decisions of importance to VIA optronics AG.

The Executive Board regularly and comprehensively informed the Supervisory Board in writing and verbally about the business planning, the course of business, the development strategy, and the current situation of VIA optronics AG. The Executive Board also addressed deviations in the course of business from the plans and explained the deviations as well as the corrective measures taken. The subject matter and scope of the Executive Board's reporting complied with the requirements set by the Supervisory Board. In addition to the reports, the Supervisory Board requested supplementary information from the Executive Board. The Executive Board attended the meetings of the Supervisory Board to discuss and answer the Supervisory Board's questions. Legal transactions requiring the approval of the Supervisory Board were discussed with the Executive Board and examined in detail, focusing on the benefits and consequences of the respective legal transaction.

The Chairman of the Supervisory Board as well as the entire Supervisory Board were also informed between the meetings of the Supervisory Board and its Committees. Thus, the strategy, the current business development as well as the situation of VIA optronics AG, its risk management as well as important individual topics and decisions were regularly discussed by the Executive Board and the Supervisory Board. Furthermore, the Chairman of the Supervisory Board was informed by the Executive Board about significant events that are relevant for the assessment of the situation, the development as well as the management of VIA optronics AG. The Audit Committee and the Supervisory Board intensively reviewed and discussed the Company's quarterly figures and reports throughout the financial year.

Individualized disclosure of meeting attendance

The attendance rate of members at the meetings of the Supervisory Board and its committees was 84%. In the following, the participation of the members of the Supervisory Board in the meetings of the Supervisory Board and the Committees is disclosed in individualized form:

	Plenum		Nomination and Compensation Committee		Audit Committee
Heiko Frank	5/5	100%	-	-	-	-
Anil Doradla	5/5	100%	2/1	50%	6/6	100%
Anthony Best	5/5	100%	2/2	100%	6/6	100%
Jerome Tan (until 29.12.)	4/4	100%	2/2	100%	--	--
Diosdado Banatao (until 29.12.)	4/2	50%	-	-	6/2	33%
Arthur Tan (since 29.12.)	1/1	100%	-	-	-	-
Shuji Aruga (since 29.12.))	1/1	100%	-	-	-	-

Topics of the Supervisory Board meetings

The Supervisory Board met five times in 2021 on February 11, April 12, September 22, October 27, and December 29. All Supervisory Board meetings were held in the form of video conferences due to the tense infection situation. In addition, the Supervisory Board passed numerous resolutions by written resolution.

At the Supervisory Board meeting in February, the budget for 2021 was set and the planned acquisition of Germaneers GmbH was discussed.

At the meeting on April 12, the focus was on the Form 20-F reporting required under the US listing. The Supervisory Board was informed by the Executive Board about the details of the previous year's figures and the development of the first quarter of 2021. This was followed by a presentation by the auditors on the results of their audit with the opportunity for the Supervisory Board to clarify further detailed questions with the auditors' representatives.

The meeting on September 22 focused on the current financial situation, which was presented in depth by the new CFO, Dr. Peters. In addition, the candidates proposed by the Nomination and Compensation Committee for the replacement within the Supervisory Board were confirmed, a redesign of the compensation system for the Executive Board was discussed as well as the extension of the D&O insurance policy. In addition, a strategy for the implementation of the American SOX regulations was adopted.

The meeting on October 27 focused on the quarterly figures, the sales strategy, the current risks and opportunities, the strategy of our subsidiary in Japan, budget planning for 2022, and investor relations activities.

Following our Annual General Meeting on December 29, a constituent meeting was held in which Dr. Heiko Frank was confirmed as Chairman of the Supervisory Board and the new member of the Supervisory Board Arthur Tan was elected Deputy Chairman and Chairman of the Nomination Committee. In addition, the budget planning for the financial year 2022 was discussed at this meeting and the Supervisory Board dealt with the remuneration of the Executive Board.

By written resolution on May 18, the Supervisory Board passed resolutions on the purchase of 100 percent of the shares in Germaneers GmbH and on the conclusion of managing director employment contracts with Andreas Dornhof and Sebastian Schnabel as managing directors there.

On May 30, the Supervisory Board passed a written resolution on an investment in SigmaSense LLC.

On June 30, the Supervisory Board passed a resolution on the signing of a termination agreement with Executive Board member Daniel Jürgens, as well as on the appointment of Dr. Markus Peters as new member of the Executive Board and the conclusion of the service agreement with Dr. Peters.

In a written resolution on December 21, the Supervisory Board determined the independence of the following Supervisory Board members in accordance with the requirements of the New York Stock Exchange and the German Corporate Governance Code: Mr. Anthony John Best, Mr. Anil Kumar Doradla and Mr. Shuji Aruga. In addition, the objectives for the composition of the Supervisory Board were resolved, a target figure was set for the proportion of women on the Executive Board and Supervisory Board, and the Declaration of Conformity was adopted.

The Vice Chairman of the Supervisory Board and Chairman of the Nomination and Compensation Committee in office in the 2021 financial year, Mr. Jerome Tan, was the Chief Financial Officer of Integrated Micro-Electronics, Inc. Philippines, with which the Company has a business relationship, and was also Director A of the shareholder Coöperatif IMI Europe U.A., Amsterdam, Netherlands, a controlling shareholder of the Company. The close relationships did not affect the Supervisory Board activities of Mr. Tan's Supervisory Board activities in the reporting period. The Supervisory Board is not aware of or has not been notified of any conflicts of interest that have arisen among the members of the Supervisory Board.

German Corporate Governance Code

In December, the Executive Board and the Supervisory Board issued the Declaration of Conformity with the recommendations of the Government Commission on the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (AktG). The Declaration of Conformity was published in the Federal Gazette and has been made permanently available to shareholders online at https://via-optronics.com/de/.

The members of the Supervisory Board are responsible for the training and continuing education measures required for their duties, such as on changes in the legal framework and new technologies and are supported in this by the Company.

The activities of the Supervisory Board Committees

In the reporting year, the Supervisory Board had two committees, an Audit Committee and a Nomination and Compensation Committee. Their tasks and members are listed in the corporate governance statement.

The Audit Committee held five meetings by video conference in the reporting year and adopted two written resolutions. The activities of the Audit Committee in the reporting year focused on reporting on the internal control system and risk management, monitoring accounting procedures, reporting on the quarterly reports, the preliminary audit of the consolidated financial statements including the management report with supplements in accordance with §315 HGB 2020 of VIA optronics AG and the consolidated financial statements 2020 in accordance with IFRS, with the reassignment of the audit of the financial statements and the preparation of the resolution of the Supervisory Board on these topics.

The Nomination and Compensation Committee held two meetings by video conference and several informal votes by telephone in the reporting year. The committee discussed the company's internal bonus policy and analyzed benchmark data from other companies' compensation systems. The Nomination and Compensation Committee also dealt with the Supervisory Board's proposals for the election of Supervisory Board members for the 2021 Annual General Meeting.

Annual financial statements/ consolidated financial statements

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Ostendstraße 100, 90482 Nuremberg, Germany, ("PWC") was appointed as the Company's auditor for the IFRS consolidated financial statements by the Annual General Meeting of December 29, 2021, and has audited the IFRS consolidated financial statements of VIA optronics AG for the fiscal year 2021 as well as the Group management report and issued an unqualified audit opinion.

The Audit Committee was closely involved in the audit process and was kept informed of the current status of the audit process and its findings. On May 13, 2022, the Supervisory Board held a video conference attended by all members of the Supervisory Board, all members of the Executive Board, and representatives of the auditors for fiscal year 2021, PWC, and representatives of the auditors for fiscal year 2020 Ernst&Young, Nuremberg. The IFRS consolidated financial statements (20-F) and the separate financial statements were discussed in detail and questions from the members of the Audit Committee were answered in full.

In response to the corresponding proposals of the Audit Committee of August 8, 2022, and August
August 18, 2022, the Supervisory Board on September 28 approved the IFRS consolidated financial statements (20-F) and separate financial statements as well as the consolidated financial statements and management report with amendments pursuant to § 315 HGB for the financial year 2021 as previously discussed with the Audit Committee.

The Supervisory Board was kept regularly informed during the process of preparing the consolidated financial statements and the separate financial statements for the 2021 financial year and the audit. The Executive Board and the auditors provided comprehensive answers to the questions of the Supervisory Board and the members of the Audit Committee. The Supervisory Board independently examined the consolidated financial statements prepared by the Executive Board in accordance with IFRS and HGB and the audit reports. The Supervisory Board's review did not lead to any objections or objections being raised. The Supervisory Board concurred with the final findings of the audit by the auditors.

As a result of its review, the Supervisory Board has no reservations with regards to the audited IFRS and HGB consolidated financial statements for 2021, which have been issued with an unqualified audit opinion by the auditor, nor does it have any reservations with regards to the HGB separate financial statements for the Company's fiscal year 2021. Furthermore, the Supervisory Board has no reservations regarding the audits performed by the auditor PWC. In this respect, the Supervisory Board approved the IFRS consolidated financial statements (20-F) and the separate financial statements as well as the consolidated financial statements and management report with supplements in accordance with section 315 of the German Commercial Code (HGB) for the 2021 financial year on September 28, 2022.

The Executive Board also prepared a report on relations with affiliated companies for the financial year 2021. The report of the Executive Board was submitted to the Supervisory Board for review. Following its own review, the Supervisory Board approved the report of the Executive Board on relations with affiliated companies. As a result of its review, the Supervisory Board determined that there were no objections to the declaration of the Executive Board at the end of the report on relationships with affiliated companies.

Personnel changes on the Supervisory Board and Executive Board

In fiscal year 2021, the Supervisory Board members Mr. Diosdado Banatao and Mr. Jerome Tan resigned their Supervisory Board mandates with effect from the end of the Annual General Meeting 2021. The Annual General Meeting on December 29, 2021, then elected Mr. Arthur Tan and Mr. Shuji Aruga each for a term of office until the end of the Annual General Meeting that will resolve on the discharge of the members of the Supervisory Board for their activities in the 2025 financial year.

There were two changes to the Executive Board in fiscal 2021: Mr. Daniel Jürgens left the Executive Board effective September 30, 2021, and Dr. Markus Peters was appointed to the Executive Board and Chief Financial Officer effective July 1, 2021. The Supervisory Board would like to express its special thanks to all departing members of the Executive Board and Supervisory Board for their service.

The Supervisory Board would like to thank the Executive Board and all employees. They have shown great commitment in another eventful year. The Supervisory Board would also like to thank all the Company's customers and partners for their good cooperation.

October 2022

For the Supervisory Board

Dr. Heiko Frank

Chairman of the Supervisory Board